# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ocean Capital Acquisition Corp, CIK 0001926314
CUSIP: G66903132
Title of class of securities: Units
Address of issuer's principal executive offices: UNITS 1005-1006, 10/F, CHINA MERCHANT TOWER, SHUN TAK CENTRE, 168-200 CONNAUGHT ROAD CENTRAL, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 06/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001846718

## Reporting persons
- Space Summit Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 784,000; shared voting power 0; sole dispositive power 784,000; shared dispositive power 0; aggregate amount beneficially owned 784,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Ocean Capital Acquisition Corp
Address of issuer's principal executive offices: UNITS 1005-1006, 10/F, CHINA MERCHANT TOWER, SHUN TAK CENTRE, 168-200 CONNAUGHT ROAD CENTRAL, HONG KONG, 999077

## Item 2. Person Filing
Name of person filing: Space Summit Capital LLC (the Reporting Person)
Address of principal business office or, if none, residence: 6240 West 3rd Street, #421, Los Angeles CA 90036
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 784,000 Units.
Percent of class: As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6.8% of the total number of Units outstanding.
Sole power to vote or to direct the vote: 784,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 784,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Space Summit Capital LLC: Keith Fleischmann, Managing Member (06/17/2026)